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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          SOUTHERN MINERAL CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  843367-20-2
                                 (CUSIP Number)

                                 Gary L. Chitty
                          4422 FM 1960 West, Suite 400
                              Houston, Texas 77068
                                 (713) 537-2035

  --------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  August 30, 1996
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 Pages
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CUSIP NO. 843367-20-2                                          Page 2 of 5 Pages

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  1  Name of Reporting Person                                 Gary L. Chitty
     S.S. or I.R.S. Identification No. of Above

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  2  Check the Appropriate Box if a Member of a Group (See    (a) [ ]
     Instructions)                                            (b) [ ]

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  3  SEC Use Only

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  4  Source of Funds (See Instructions)                       - 00 -

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  5  Check if Disclosure of Legal Proceedings is Required     [ ]
     Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

  6  Citizenship or Place of Organization                     U.S.A.

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  Number of Shares          7   Sole Voting Power             387,500
  Beneficially Owned by
  Each Reporting Person     ----------------------------------------------------
  With
                            8   Shared Voting Power            12,000

                            ----------------------------------------------------

                            9   Sole Dispositive Power        387,500

                            ----------------------------------------------------

                            10  Shared Dispositive Power       12,000

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  11  Aggregate Amount Beneficially Owned by Each Reporting   399,500
      Person

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  12  Check if the Aggregate Amount in Row (11) Excludes      [ ]
      Certain Shares (See Instructions)

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  13  Percent of Class Represented by Amount in Row (11)      5.82%

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  14  Type of Reporting Person (See Instructions)             IN

- --------------------------------------------------------------------------------
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CUSIP NO. 843367-20-2                                          Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Southern Mineral Corporation, a Nevada corporation ("SMC"), whose principal business address is 500 Dallas, Suite 2800, Houston, Texas 77002-4708.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Gary L. Chitty, whose business address is 4422 FM 1960 West, Suite 400, Houston, Texas 77068. Mr. Chitty's principal occupation is serving as a director and President and Treasurer of Diasu Oil & Gas Co., Inc., a Texas corporation ("Diasu"), whose principal business is to engage in the exploration and production of oil and gas. Mr. Chitty beneficially owns 50% of the voting securities of Diasu. Mr. Chitty also beneficially owns 50% of the voting securities and is serving as a director and President and Treasurer of G & T Interests, Inc., a Texas corporation ("G&T"), whose principal business is to acquire properties and securities for investment purposes. The principal business address of G&T is 4422 FM 1960 West, Suite 400, Houston, Texas 77068. Mr. Chitty has never been convicted in a criminal proceeding. During the last five years, Mr. Chitty has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Chitty is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective January 5, 1996, Diasu entered into that certain Option Agreement by and between Diasu and SMC (the "Option Agreement") granting SMC an option to participate as an investor in any oil and gas exploration and development projects proposed by Diasu or its affiliates during the twenty-four month period following effectiveness of the agreement. Also, effective January 5, 1996, Mr. Chitty entered into that certain Subscription Agreement and Assumption of Obligations, by and among SMC, Mr. Chitty, and Thomas J. McMinn (the "Subscription Agreement"), in which Mr. Chitty agreed to cause Diasu to honor its obligations under the Option Agreement and to make the Option Agreement applicable to any oil and gas prospects that Mr. Chitty and any company controlled by him might pursue. In consideration for its rights under the Subscription Agreement, SMC issued to Mr. Chitty 87,500 shares of Common Stock and a warrant immediately excercisable for 200,000 shares of Common Stock (the "First Warrant"). Under the Option Agreement, SMC issued to Diasu a warrant for 100,000 shares of Common Stock (the "Second Warrant"), which was not immediately exercisable; rather, the exercisability of the Second Warrant was tied to certain performance criteria relating to certain oil and gas properties being jointly developed by SMC and Diasu. Diasu transferred the Second Warrant to Mr. Chitty. Effective August 30, 1996, the Second Warrant for 100,000 shares of Common Stock became immediately exercisable under the terms of that certain First Amendment to Option Agreement, by and between Diasu and SMC. No funds or other consideration were otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, and Mr. Chitty, except for the transactions described herein, has made no prior acquisitions of the Common Stock.

         In public market transactions for cash, G&T acquired 2,500, 5,500, and 4,000 shares of Common Stock on April 24, 25 and 26, 1996, respectively.


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CUSIP NO. 843367-20-2                                          Page 4 of 5 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition by Mr. Chitty of the shares of Common Stock to which this Statement relates is to compensate Mr. Chitty for SMC's option to participate in the exploration and development of the oil and gas properties to which the Option Agreement and Subscription Agreement relate, and, consequently, to allow Mr. Chitty to participate materially in any appreciation in market value of SMC's securities.

         The number of shares of Common Stock acquired by Mr. Chitty does not constitute a majority of the outstanding shares of Common Stock and is insufficient to permit him to exercise control over SMC.

         Currently, Mr. Chitty has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of SMC, or the disposition of securities of SMC; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving SMC or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of SMC or any of its subsidiaries; (d) any change in the present Board of Directors or management of SMC, including any plans or proposal to change the number or term of directors or to fill any existing vacancies on the board, other than the filling of one of the two existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of SMC; (f) any other material change in SMC' business or corporate structure; (g) changes in SMC's charter or bylaws or other actions which may impede the acquisition of control of SMC by any person; (h) causing a class of securities of SMC to be delisted from a National Securities Exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of SMC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those which are enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Chitty is the beneficial owner of 399,500 shares of Common Stock, which shares were acquired in the transactions described in
Item 3 above. This represents 5.82% of the total number of shares of Common Stock issued and outstanding.

         (b) Mr. Chitty retains the sole voting and investment power with respect to 387,500 of the Common Stock that he beneficially owns.

         (c) Of the securities described above as beneficially owned by Mr. Chitty in Item 5(a) above, 100,000 shares of Common Stock, represented by the Second Warrant, were acquired in the transactions described in Item 3 above within the past sixty (60) days.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of, the securities described herein as being beneficially owned by Mr. Chitty.

         (e)      Not applicable.
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CUSIP NO. 843367-20-2                                         Page 5 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Chitty and any other person with respect to any securities of SMC, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. None of these securities of SMC beneficially owned by Mr. Chitty are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

ITEM 8.  SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   September 25, 1996

                                        ________________________________________
                                        GARY L. CHITTY